UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.   )

Under the Securities Exchange Act of 1934

PORTAGE FINTECH ACQUISITION CORPORATION

(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G7185D106
(CUSIP Number)

Rick Gaenzle

315 Lake Street East, Suite 301
Wayzata, MN 55391

(952) 456-5300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 21, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7185D106

1.	Names of reporting persons
Perception Capital Partners IIIA LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
	7.	Sole Voting Power –

	8.	Shared Voting Power 8,607,353(1)

	9.	Sole Dispositive Power –

	10.	Shared Dispositive Power 8,607,353(1)

11.	Aggregate Amount Beneficially Owned by Each reporting person 8,607,353

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.9%(2)

14.	Type of reporting person (See Instructions) OO

(1)	Reflects (i) 4,215,230 Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”) issuable upon conversion of 4,215,230 Class B ordinary shares (subject to adjustment pursuant to applicable anti-dilution provisions summarized below), par value $0.0001 per share (“Class B Ordinary Shares”), and (ii) 4,392,123 Class A Ordinary Shares issuable upon exercise of private placement warrants (the “Warrants”) that are exercisable 30 days after completion of the Issuer’s initial business combination. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at a ratio such that the number of Class A Ordinary Shares issuable upon conversion of all Class B Ordinary Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the Issuer’s initial public offering, plus (ii) the total number of Class A Ordinary Shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Issuer in connection with or in relation to the consummation of the initial business combination, excluding any Class A Ordinary Shares or equity-linked securities exercisable for or convertible into Class A Ordinary Shares issued, deemed issued, or to be issued, to any seller in the initial business combination and any private placement warrants issued to the Issuer’s sponsor, its affiliates or any member of the Issuer’s management team upon conversion of working capital loans. In no event will the Class B Ordinary Shares convert into Class A ordinary shares at a rate of less than one-to-one. Perception Capital Partners IIIA LLC (“Perception IIIA”) is the record holder of the securities reported herein. Perception IIIA is controlled by Macabel Holdings, Inc., its managing member, which is controlled by Rick Gaenzle. As such, each of Macabel Holdings, Inc., and Mr. Gaenzle may be deemed to beneficially own the securities held by Perception IIIA by virtue of their shared control over Perception IIIA.

(2)	Percentage based on (i) 25,911,379 Class A Ordinary Shares outstanding as of July 11, 2023, as reported by the Issuer in its Information Statement on Schedule 14F-1, as filed with the Securities and Exchange Commission on July 12, 2023 and (ii) an estimated 8,607,353 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares and full exercise of the Warrants held by the Reporting Person, as reported herein.

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CUSIP No. G7185D106

1.	Names of reporting persons
Macabel Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Virginia
Number of Shares Beneficially Owned by Each Reporting Person With:
	7.	Sole Voting Power –

	8.	Shared Voting Power 8,607,353(1)

	9.	Sole Dispositive Power –

	10.	Shared Dispositive Power 8,607,353(1)

11.	Aggregate Amount Beneficially Owned by Each reporting person 8,607,353

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.9%(2)

14.	Type of reporting person (See Instructions) CO

(1)	Reflects (i) 4,215,230 Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”) issuable upon conversion of 4,215,230 Class B ordinary shares (subject to adjustment pursuant to applicable anti-dilution provisions summarized above) and (ii) 4,392,123 Class A Ordinary Shares issuable upon exercise of private placement warrants (the “Warrants”) that are exercisable 30 days after completion of the Issuer’s initial business combination.

Perception IIIA is the record holder of the securities reported herein. Perception IIIA is controlled by Macabel Holdings, Inc., its managing member, which is controlled by Rick Gaenzle. As such, each of Macabel Holdings, Inc., and Mr. Gaenzle may be deemed to beneficially own the securities held by Perception IIIA by virtue of their shared control over Perception IIIA.

(2)	Percentage based on (i) 25,911,379 Class A Ordinary Shares outstanding as of July 11, 2023, as reported by the Issuer in its Information Statement on Schedule 14F-1, as filed with the Securities and Exchange Commission on July 12, 2023 and (ii) an estimated 8,607,353 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares and full exercise of the Warrants held by the Reporting Person, as reported herein.

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CUSIP No. G7185D106

1.	Names of reporting persons
Rick Gaenzle

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
	7.	Sole Voting Power –

	8.	Shared Voting Power 8,607,353(1)

	9.	Sole Dispositive Power –

	10.	Shared Dispositive Power 8,607,353(1)

11.	Aggregate Amount Beneficially Owned by Each reporting person 8,607,353

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.9%(2)

14.	Type of reporting person (See Instructions) IN

(1)	Reflects (i) 4,215,230 Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”) issuable upon conversion of 4,215,230 Class B ordinary shares (subject to adjustment pursuant to applicable anti-dilution provisions summarized above) and (ii) 4,392,123 Class A Ordinary Shares issuable upon exercise of private placement warrants (the “Warrants”) that are exercisable 30 days after completion of the Issuer’s initial business combination.

Perception IIIA is the record holder of the securities reported herein. Perception IIIA is controlled by Macabel Holdings, Inc., its managing member, which is controlled by Rick Gaenzle. As such, each of Macabel Holdings, Inc., and Mr. Gaenzle may be deemed to beneficially own the securities held by Perception IIIA by virtue of their shared control over Perception IIIA.

(2)	Percentage based on (i) 25,911,379 Class A Ordinary Shares outstanding as of July 11, 2023, as reported by the Issuer in its Information Statement on Schedule 14F-1, as filed with the Securities and Exchange Commission on July 12, 2023 and (ii) an estimated 8,607,353 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares and full exercise of the Warrants held by the Reporting Person, as reported herein.

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CUSIP No. G7185D106

1.	Names of reporting persons
Scott Honour

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
	7.	Sole Voting Power –

	8.	Shared Voting Power –

	9.	Sole Dispositive Power –

	10.	Shared Dispositive Power –

11.	Aggregate Amount Beneficially Owned by Each reporting person –

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) –

14.	Type of reporting person (See Instructions) IN

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CUSIP No. G7185D106

1.	Names of reporting persons
Jim Sheridan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
	7.	Sole Voting Power –

	8.	Shared Voting Power –

	9.	Sole Dispositive Power –

	10.	Shared Dispositive Power –

11.	Aggregate Amount Beneficially Owned by Each reporting person –

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) –

14.	Type of reporting person (See Instructions) IN

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CUSIP No. G7185D106

1.	Names of reporting persons
Tao Tan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
	7.	Sole Voting Power –

	8.	Shared Voting Power –

	9.	Sole Dispositive Power –

	10.	Shared Dispositive Power –

11.	Aggregate Amount Beneficially Owned by Each reporting person –

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) –

14.	Type of reporting person (See Instructions) IN

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CUSIP No. G7185D106

1.	Names of reporting persons
Corey Campbell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
	7.	Sole Voting Power –

	8.	Shared Voting Power –

	9.	Sole Dispositive Power –

	10.	Shared Dispositive Power –

11.	Aggregate Amount Beneficially Owned by Each reporting person –

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) –

14.	Type of reporting person (See Instructions) IN

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Item 1.	Security and Issuer

This Schedule 13D, as amended (this “Schedule”), relates to the Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), of Portage Fintech Acquisition Corporation (the “Issuer”), 315 Lake Street East, Suite 301, Wayzata, MN 55391.

Item 2.	Identity and Background

(a)	This Schedule is being filed jointly on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Perception Capital Partners IIIA LLC (“Perception IIIA”)

2.	Macabel Holdings, Inc.

3.	Rick Gaenzle

4.	Scott Honour

5.	Jim Sheridan

6.	Tao Tan

7.	Corey Campbell

(b)	The principal business address of each of the Reporting Persons is as follows:

315 Lake Street East, Suite 301, Wayzata, MN 55391

(c)	Perception IIIA and Macabel Holdings, Inc. are engaged in various interests, including investments. Messrs. Gaenzle, Honour, Sheridan, Tan, and Campbell are principally employed as Investors.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Messrs. Gaenzle, Honour, Sheridan, Tan, and Campbell is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Perception IIIA acquired the securities from PFTA I LP pursuant to a Securities Purchase Agreement dated July 12, 2023 (the “Purchase Agreement”) in a closing that occurred on July 21, 2023. The aggregate amount of funds expended to acquire the securities held by Perception IIIA was $1 and consisted of working capital.

Item 4.	Purpose of Transaction

The information set forth in Item 3, Item 5 and Item 6 are hereby incorporated by reference in its entirety.

The Reporting Persons purchased the securities for investment purposes. The intent of beneficial ownership of the Reporting Persons is to influence the policies of the Issuer and assert stockholders rights, with a goal of maximizing the value of the Issuer’s securities. Consistent with this purpose, the Reporting Persons may engage in communications with one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer (the “Board”), and/or one or more representatives of the Issuer regarding the Issuer, including, but not limited to its business, management, operations, assets, capitalization, financial condition, governance, strategy and future plans. These discussions may include ideas that, if effectuated, may result in any of the following: a sale or transfer of a material amount of assets of the Issuer and/or changes in the Board of the Issuer.

The Reporting Persons may purchase, sell or transfer Issuer securities beneficially owned by them from time to time in public transactions depending on economic considerations and, subject to the below, the results of such communications. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the securities by applicable law.

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Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Persons are deemed to beneficially own an aggregate of 8,607,353 Class A Ordinary Shares in the form of (i) 4,215,230 Class A Ordinary Shares, representing the minimum amount issuable upon conversion of 4,215,230 Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares”) held by the Reporting Persons and (ii) 4,392,123 Class A Ordinary Shares issuable upon exercise of private placement warrants (the “Warrants”) that are exercisable 30 days after completion of the Issuer’s initial business combination. The foregoing represents beneficial ownership of approximately 24.9% of the outstanding Class A Ordinary Shares based on 25,911,379 Class A Ordinary Shares outstanding as of July 11, 2023, as reported by the Issuer in its Information Statement on Schedule 14F-1, as filed with the Securities and Exchange Commission on July 12, 2023 and the Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares and full exercise of the Warrants held by the Reporting Person, as reported herein. Perception Capital Partners IIIA LLC (“Perception IIIA”) is the record holder of the shares reported herein.

(b)	Perception IIIA is controlled by Macabel Holdings, Inc., its managing member, which is controlled by Rick Gaenzle. As such, each of Macabel Holdings, Inc., and Mr. Gaenzle may be deemed to beneficially own the securities held by Perception IIIA by virtue of their shared control over Perception IIIA. Each of the other reporting persons is a member of Perception IIIA but none possess voting or dispositive power over the securities.

(c)	The Reporting Persons effected the following purchase (and no sales) during the last 60 days:

Perception IIIA acquired the securities from PFTA I LP pursuant to the Purchase Agreement. The aggregate amount of funds expended to acquire the securities held by Perception IIIA was $1 and consisted of working capital.

(d)	Pursuant to the terms and conditions of the Purchase Agreement, 650,000 Class A Ordinary Shares underlying the Class B Ordinary Shares reported as beneficially owned by Perception IIIA, when issued in connection with the conversion of the Class B Ordinary Shares, will be transferred to certain existing holders of the Issuer’s securities who have entered into non-redemption agreements.

Also Pursuant to the terms and conditions of the Purchase Agreement, Perception IIIA may assign or transfer a portion of its Class B Ordinary Shares in connection with bona fide financing for the Issuer before its initial business combination.

Except as described herein with respect to indirect holdings by the Reporting Persons, the Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of the securities described herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference herein.

On July 12, 2023 PFTA I LP and Perception IIIA entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which it agreed to acquire up to 4,215,230 Class B Ordinary Shares and 4,392,123 Warrants. The transactions contemplated by the Purchase Agreement closed on July 21, 2023. As of the date of the closing, the Issuer implemented the following changes in management and the Board as required by the Purchase Agreement: (i) Mr. Gaenzle was appointed to serve as its Chief Executive Officer, Mr. Campbell was appointed to serve as its Chief Financial Officer, and Mr. Tan and Mr. Sheridan joined the Issuer as Co-Presidents; and (ii) each of Scott Honour, Mr. Gaenzle, R. Rudolph Reinfrank, Thomas J. Abood and Karrie Willis were appointed to fill vacancies on the Board, representing a change in a majority of the Issuer’s board of directors. Mr. Honour is also Perception IIIA’s President.

To the best knowledge of the Reporting Persons, except as set forth in this Schedule 13D and the exhibits hereto, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between any Reporting Person, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits

1	Joint Filing Agreement

2	Securities Purchase Agreement dated July 12, 2023

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2023	PERCEPTION CAPITAL PARTNERS IIIA LLC

	By:	/s/ Scott Honour
	Name:	Scott Honour
	Title:	President

MACABEL HOLDINGS, INC.

	By:	/s/ Rick Gaenzle
	Name:	Rick Gaenzle
	Title:	President

/s/ Rick Gaenzle
Rick Gaenzle

/s/ Scott Honour
Scott Honour

/s/ Jim Sheridan
Jim Sheridan

/s/ Tao Tan
Tao Tan

/s/ Corey Campbell
Corey Campbell

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